[redacted]

08028856

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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Peabody, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Ventura Blvd., Building C, Suite 1600
(No. and Street)

Sherman Oaks	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Williams (818) 761-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W.
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, David Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Peabody, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On FEBRUARY 27, 2008 before me, DAVID ROSCHKO, NOTARY PUBLIC,
DATE — NAME, TITLE OF OFFICER - E.G., "JANE DOE, NOTARY PUBLIC"

personally appeared DAVID WILLIAMS,
NAME(S) OF SIGNER(S)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their/authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SIGNATURE OF NOTARY PUBLIC

DAVID ROSCHKO
Commission # 1516341
Notary Public - California
Los Angeles County
My Comm. Expires Oct 24, 2008
(NOTARY SEAL)

OPTIONAL

Though the data below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY CLAIMED BY SIGNER

- [ ] INDIVIDUAL
- [ ] CORPORATE OFFICER

TITLE(S)

- [ ] PARTNER(S)
  - [ ] LIMITED
  - [ ] GENERAL
- [ ] ATTORNEY-IN-FACT
- [ ] TRUSTEE(S)
- [ ] GUARDIAN/CONSERVATOR
- [ ] OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report Form X-17A-5 Part III
TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

SIGNER(S) OTHER THAN NAMED ABOVE

MORGAN PEABODY, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

MORGAN PEABODY, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax. (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Morgan Peabody, Inc.
Sherman Oaks, California

I have audited the accompanying statement of financial condition of Morgan Peabody, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Peabody, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2008

MORGAN PEABODY, INC.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	446,293
Clearing deposit	50,000
Accounts receivable	165,103
Investment	330,637
Property and equipment	
net of accumulated depreciation of $74,484 (Note 2)	589,865
Other assets	790,604
Total assets	$ 2,372,502

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 291,986
Commission payable	365,290
Total liabilities	657,276
STOCKHOLDER'S EQUITY:	
Common stock (2,000 shares authorized,	
1,000 shares issued)	1
Paid in capital	2,658,705
Retained deficit	(943,480)
Total stockholder's equity	1,715,226
Total liabilities and stockholder's equity	$ 2,372,502

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Income
For the year ended December 31, 2007

REVENUES:	
Commissions	$ 5,557,946
Other income	543,975
Total income	6,101,921
EXPENSES:	
Commissions	$ 4,269,967
Clearing and other charges	215,470
Depreciation	74,484
Professional fees	178,985
Employee compensation and benefits	1,370,667
Occupancy	177,594
Other operating expenses	795,807
Total expenses	7,082,974
LOSS BEFORE INCOME TAXES	(981,053)
INCOME TAX PROVISION (Note 3)	
Income tax benefit	384,369
NET LOSS	$ (596,684)

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2007

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Equity
Beginning balance January 1, 2007	$ 1	$ 552,205	$ (346,796)	$ 205,410
Capital contributions		2,106,500		2,106,500
Net loss			(596,684)	(596,684)
Ending balance December 31, 2007	$ 1	$2,658,705	($943,480)	1,715,226

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(596,684)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		74,484
(Increase) decrease in:		
Clearing deposit		1,018
Accounts receivable		(43,976)
Investment		(330,637)
Other assets		(732,032)
Increase (decrease) in:		
Bank overdraft		(9,348)
Accounts payable		276,027
Commissions payable		365,290
Total adjustments		(399,174)
Net cash used in operating activities		(995,858)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(664,349)
Net cash used in investing activities		(664,349)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		2,106,500
Net cash provided by financing activities		2,106,500
Decrease in cash		446,293
Cash - beginning of period		-
Cash - end of period	$	446,293

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Morgan Peabody, Inc. (the "Company") was formed in California on and is approved as a securities broker dealer by The Securities and Exchange Commission and The Financial Industry Regulatory Authority. It is wholly owned by WFG Holding, Inc., which is owned by Mr. David Williams.

The firm operates on a fully disclosed basis with a clearing firm, National Financial and clears its insurance business with Morgan Peabody Insurance Services, Inc., a California Corporation, unrelated to the Company.

The firm engages in sales of listed and NASDAQ securities, mutual funds, private placement, private REIT's, and variable insurance products to individuals.

Cash

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 80% of the revenues were generated in the state of California.

Going Concern:

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the members' capital and future capital contribution.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2007.

MORGAN PEABODY, INC.

Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease obligations:

The Company entered into a 60 month operating lease for office facilities beginning January 1, 2008. Future minimum lease payments are as follows:

Year	60 Months	Amount
2008	12 months	315,466
2009	12 months	329,662
2010	12 months	344,496
2011	12 months	359,999
2012	12 months	376,199

The Company entered into an equipment lease for 60 months beginning August 20, 2007. Future minimum lease payments are as follows:

Year	60 months	Amount
2008	12 months	11,408
2009	12 months	11,408
2010	12 months	11,408
2011	12 months	11,408
2012	7 months	6,655

Note 2: FIXED ASSETS

At December 31, 2007 fixed assets consists of the following:

Furniture & Equipment	$	664,349
Less: Accumulates depreciation		(74,484)
		589,865

Depreciation expense for the year ended December 31, 2007 is $ 74,484

MORGAN PEABODY, INC.

Notes to Financial Statements
December 31, 2007

Note 3: INCOME TAXES

The Company was formed as a "C" Corporation. The Company has a loss carry forward and is allowed to carry it forward 15 years except for the State of California. The Company's current income tax benefit is:

Federal	$ 299,244
State	85,125
Total	$ 384,4369

The total income tax benefit of $ 425,983 is included with other assets.

Note 4: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2007 the company had a net capital of $352,041 which is $252,041 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness ($638,318) to net capital was 1.81, which is less than 15:1.

MORGAN PEABODY, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2007

	Focus 12/31/07	Audit 12/31/07	Change
Stockholder's equity, December 31, 2007	$ 1,330,857	$ 1,715,226	$ 384,369
Subtract - Non allowable assets:			
Property and equipment	570,907	570,907	-
Other assets	401,297	785,665	384,368
Tentative net capital	358,653	358,654	1
Haircuts	(6,613)	(6,613)	-
NET CAPITAL	352,040	352,041	1
Minimum net capital	(100,000)	(100,000)	-
Excess net capital	$ 252,040	$ 252,041	1
Aggregate indebtedness	638,318	638,318	-
Ratio of aggregate indebtedness to net capital	1.81%	1.81%	

Changes are due to accrual of income tax benefit at December 31, 2007

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2007

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax. (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Morgan Peabody, Inc.
Sherman Oaks, California

In planning and performing my audit of the financial statements of Morgan Peabody, Inc. for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Morgan Peabody, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Morgan Peabody, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2008

END